Filed pursuant to Rule 433

Dated February 2, 2026

Issuer Free Writing Prospectus supplementing

the Preliminary Prospectus Supplements dated

February 2, 2026 and the Prospectus dated

August 2, 2024

Registration No. 333-281222

VSE Corporation

Concurrent Offerings of

3,989,362 Shares of Common Stock (the “Common Stock Offering”)

and

8,000,000 5.750% Tangible Equity Units

(the “Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Units Offering and should be read together with (i) in the case of investors purchasing common stock, par value $0.05 per share, of VSE Corporation (the “common stock”) in the Common Stock Offering, the preliminary prospectus supplement, dated February 2, 2026, relating to the Common Stock Offering, together with the related base prospectus, dated August 2, 2024 included in the Registration Statement (File No. 333-281222) (the “Base Prospectus”), in each case, including the documents incorporated by reference therein (collectively, the “Common Stock Preliminary Prospectus”) and (ii) in the case of investors purchasing Units (as defined below) in the Units Offering, the preliminary prospectus supplement, dated February 2, 2026, relating to the Units Offering, together with the Base Prospectus, in each case, including the documents incorporated by reference therein (collectively, the “Units Preliminary Prospectus” and together with the Common Stock Preliminary Prospectus, the “Preliminary Prospectuses” and each, a “Preliminary Prospectus”). The completion of Common Stock Offering is not contingent on the completion of the Units Offering, and the completion of the Units Offering is not contingent on the completion of the Common Stock Offering. Terms used but not defined herein have the meanings assigned to such terms in the applicable Preliminary Prospectus.

Issuer:	VSE Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	VSEC/The Nasdaq Global Select Market (“Nasdaq”).

Pricing Date:	February 2, 2026.

Trade Date:	February 3, 2026.

Settlement Date for Common Stock Offering:	February 4, 2026.

Settlement Date for Units Offering:	February 5, 2026, which will be the second business day following the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Units prior to the business day preceding the Settlement Date for the Units Offering will be required, by virtue of the fact that the Units initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Units who wish to trade the Units prior to the business day preceding the Settlement Date for the Units Offering should consult their own advisors.

Total Transaction Size:	Approximately $750.0 million in gross proceeds from the Common Stock Offering (or approximately $862.5 million if the underwriters’ option to purchase additional shares of common stock is exercised in full), and approximately $400.0 million in gross proceeds from the Units Offering (or approximately $460.0 million if the underwriters’ option to purchase additional Units is exercised in full).

Use of Proceeds:

The Issuer estimates that: (i) the net proceeds from the sale of shares of common stock in the Common Stock Offering will be approximately $721.9 million (or $830.2 million if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of common stock), after deducting underwriting discounts and commissions and before estimated offering expenses, and (ii) the net proceeds from the sale of Units in the Units Offering will be approximately $388.0 million (or $446.2 million if the underwriters of the Units Offering exercise in full their option to purchase additional Units), after deducting underwriting discounts and commissions and before estimated offering expenses. The Issuer intends to use the net proceeds from the Common Stock Offering and the Units Offering to fund a portion of the Cash Consideration for the PAG Acquisition. Pending the application of the net proceeds as described above, the Issuer may use the net proceeds from the Common Stock Offering for general corporate purposes, including to invest in liquid assets that may include, but would not be limited to, short-term obligations, money market funds and guaranteed obligations of the U.S. government or to repay outstanding borrowings under the Existing Revolving Facility. If for any reason the PAG Acquisition is not consummated, the Issuer intends to use the net proceeds from the Units Offering, after payment of any cash redemption amount and repurchase price, and the Common Stock Offering for general corporate purposes, which may include repayment of outstanding indebtedness. See “Use of Proceeds” in the Preliminary Prospectuses.

As noted in the Preliminary Prospectuses, the final terms of the Financing Transactions, including the amounts of borrowings, if any, and the applicable margin in respect thereof under each of the New Revolving Credit Facility, the Bridge Facility, the New Term Loan A Facility and the New Term Loan B Facility, could differ materially from the terms described in the Preliminary Prospectuses, including the terms described under the caption “Description of Other Indebtedness—Financing Transactions,” as a result of market conditions or for other reasons.

Common Stock Offering

Title of Securities:	Common stock, par value $0.05 per share, of Issuer.

Number of Shares of Common Stock Offered:	3,989,362 shares (or 4,587,766 shares if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of common stock).

Common Stock to be Outstanding Immediately after the Common Stock Offering:	28,792,984 shares (or 29,391,388 shares if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of common stock). The number of shares of common stock to be outstanding after the Common Stock Offering is based on 24,803,622 shares of common stock outstanding as of September 30, 2025. This number includes (i) 2,705,882 shares of common stock issued in the Issuer’s October 2025 public offering and (ii) 1,411,379 shares of common stock representing the Stock Consideration issuable in connection with the PAG Acquisition, assuming a price per share equal to the arithmetic mean of (A) $201.69, which is the volume-weighted average price of common stock for the 20 trading days preceding January 29, 2026, and (B) the Common Stock Public Offering Price, and excludes (i) 279,450 shares of common stock issuable upon the settlement of service-based restricted stock units, performance-based restricted stock units, and stock-settled performance-based awards outstanding as of September 30, 2025, (ii) 1,261,111 shares of common stock authorized and reserved for future issuance under the Issuer’s equity compensation plans as of September 30, 2025 and (iii) shares of common stock issuable upon settlement of the Purchase Contracts (as defined below).

Common Stock Public Offering Price:	$188.00 per share

Underwriting Discount:	$7.05 per share

Joint Book-Running Managers:

Jefferies LLC

RBC Capital Markets, LLC

Citigroup Global Markets Inc.

Citizens Bank, N.A.

Morgan Stanley & Co. LLC

Truist Securities, Inc.

William Blair & Company, L.L.C.

B. Riley Securities, Inc.

Deutsche Bank Securities Inc.

Stifel, Nicolaus & Company, Incorporated

Nomura Securities International, Inc.

WR Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc. The Benchmark Company, LLC

Units Offering

Title of Securities:	5.750% Tangible Equity Units (the “Units”).

Number of Units Offered:	8,000,000 Units (or 9,200,000 Units if the underwriters exercise in full their over-allotment option to purchase additional Units).

Stated Amount:	Each Unit has a stated amount of $50.00.

Composition of Units:

Each Unit is comprised of two parts:

•

a prepaid stock purchase contract issued by Issuer (a “Purchase Contract”); and

•

a senior amortizing note issued by Issuer (an “Amortizing Note”), which has an initial principal amount of $7.8225 per Amortizing Note, bears interest at a rate of 5.93% per annum and has a final installment payment date of February 1, 2029.

Fair Market Value of the Units:	Issuer has determined that the fair market value of each Amortizing Note is $7.8225 and the fair market value of each Purchase Contract is $42.1775.

Reference Price:	$50.00 divided by the Maximum Settlement Rate (rounded to the nearest $0.0001), which is initially approximately equal to the Common Stock Public Offering Price per share in the Common Stock Offering.

Threshold Appreciation Price:	$50.00 divided by the Minimum Settlement Rate (rounded to the nearest $0.0001), which is initially $230.3086 and represents an approximately 22.5% appreciation over the Reference Price.

Minimum Settlement Rate:	0.2171 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus).

Maximum Settlement Rate:	0.2660 shares of Common Stock per Purchase Contract (subject to adjustment as described in the Units Preliminary Prospectus).

Mandatory Settlement Date:	February 1, 2029, subject to postponement in limited circumstances described in the Units Preliminary Prospectus.

Settlement Rate:	The following table illustrates the settlement rate per Purchase Contract and the value of Common Stock issuable upon settlement on the Mandatory Settlement Date, or in respect of any early settlement of a Purchase Contract at the option of a holder as described under “Description of the Purchase Contracts—Early Settlement” in the Units Preliminary Prospectus (other than in connection with a fundamental change), determined using the “applicable market value” (as defined in the Units Preliminary Prospectus) shown, subject to adjustment as described in the Units Preliminary Prospectus:

Applicable Market Value of Common Stock	Settlement Rate	Value of Common Stock Delivered (Based on the Applicable Market Value Thereof)

Less than or equal to the Reference Price	The Maximum Settlement Rate	Less than $50.00

Greater than the Reference Price but less than the Threshold Appreciation Price	A number of shares of common stock equal to $50.00, divided by the applicable market value	$50.00

Greater than or equal to the Threshold Appreciation Price	The Minimum Settlement Rate	Greater than $50.00

Early Settlement at Holder’s Election:

Until 5:00 p.m., New York City time, on the second scheduled trading day immediately preceding February 1, 2029, a holder may settle any or all of its Purchase Contracts early only under the following circumstances:

•

on or after May 1, 2026, in whole or in part, on the second trading day immediately following the last trading day of any 20 consecutive trading day period during which the closing price of common stock has been greater than or equal to 110% of the Threshold Appreciation Price then in effect on each trading day in such 20 consecutive trading day period;

•

on or after May 1, 2026, in whole or in part, during the five business day period after any ten consecutive trading day period (the “measurement period”) in which (x) the “trading price” (as defined under “Description of the Purchase Contracts—Early Settlement” in the Units Preliminary Prospectus) per Unit for each trading day of the measurement period was less than 97% of the product of the closing price of common stock and the Maximum Settlement Rate on each such trading day and (y) the closing price of common stock on each trading day of the measurement period was less than 70% of the Reference Price on each such trading day; or

•

upon the occurrence of specified corporate events as described under “Description of the Purchase Contracts—Early Settlement—Early Settlement upon Specified Corporate Events” in the Units Preliminary Prospectus.

If a holder elects to settle any or all of its Purchase Contracts early in accordance with the foregoing conditions, Issuer will deliver a number of shares of common stock for each such Purchase Contract based on the applicable Settlement Rate, unless such holder elects to settle its Purchase Contracts early in connection with a fundamental change, in which case such holder will receive upon settlement of such Purchase Contracts a number of shares of common stock based on the fundamental change early settlement rate.

Upon early settlement at the holder’s election of a Purchase Contract that is a component of a Unit, the corresponding Amortizing Note will remain outstanding and beneficially owned by or registered in the name of, as the case may be, the holder who elected to settle the related Purchase Contract early.

Early Settlement Upon a Fundamental Change:

The following table sets forth the “fundamental change early settlement rate” (as defined in the Units Preliminary Prospectus) per Purchase Contract for each share price and effective date set forth below:

Share Price
Effective Date	$10.00	$25.00	$50.00	$100.00	$150.00	$188.00	$210.00	$230.31	$275.00	$325.00	$400.00	$500.00	$650.00	$850.00
February 5, 2026	0.2567	0.2536	0.2482	0.2390	0.2316	0.2269	0.2246	0.2228	0.2196	0.2173	0.2155	0.2146	0.2143	0.2142
February 1, 2027	0.2602	0.2582	0.2541	0.2465	0.2378	0.2313	0.2280	0.2253	0.2206	0.2175	0.2157	0.2153	0.2152	0.2152
February 1, 2028	0.2632	0.2629	0.2619	0.2573	0.2475	0.2377	0.2322	0.2277	0.2209	0.2174	0.2162	0.2161	0.2161	0.2161
February 1, 2029	0.2660	0.2660	0.2660	0.2660	0.2660	0.2660	0.2381	0.2171	0.2171	0.2171	0.2171	0.2171	0.2171	0.2171

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

if the applicable share price is between two share prices in the table above or the applicable effective date is between two effective dates in the table above, the fundamental change early settlement rate will be determined by straight line interpolation between the fundamental change early settlement rates set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•

if the applicable share price is greater than $850.00 per share (subject to adjustment in the same manner and at the same time as the share prices set forth in the column headings of the table above), then the fundamental change early settlement rate will be the Minimum Settlement Rate; or

•

if the applicable share price is less than $10.00 per share (subject to adjustment in the same manner and at the same time as the share prices set forth in the column headings of the table above, the “Minimum Share Price”), the fundamental change early settlement rate will be determined as if the share price equaled the Minimum Share Price, and using straight line interpolation, as described in the first bullet of this paragraph, if the effective date is between two effective dates in the table above.

The maximum number of shares of common stock deliverable under a Purchase Contract is 0.2660, subject to adjustment in the same manner and at the same time as the fixed settlement rates as set forth under “Description of the Purchase Contracts—Adjustments to the Fixed Settlement Rates” in the Units Preliminary Prospectus.

Early Mandatory Settlement at Issuer’s Election:	Issuer has the right to settle the Purchase Contracts on or after February 1, 2027, in whole but not in part, on the second business day following Issuer’s giving notice of such election if the closing price of the common stock for 20 or more consecutive trading days ending on the second trading day immediately preceding the “notice date” (as defined under “Description of the Purchase Contracts—Early Mandatory Settlement at Our Election” in the Units Preliminary Prospectus) exceeds 130% of the Threshold Appreciation Price in effect on each such trading day. The “early mandatory settlement rate” will be the Settlement Rate that would apply as if the notice date was the applicable early settlement date (as described in “Description of the Purchase Contracts—Delivery of Common Stock” and “Description of the Purchase Contracts—Early Settlement” in the Units Preliminary Prospectus).

Merger Termination Redemption:	If the closing of the PAG Acquisition has not occurred on or prior to October 29, 2026, the Issuer may elect to redeem all, but not less than all, of the outstanding Purchase Contracts, for the applicable redemption amount, as described under “Description of the Purchase Contracts—Merger Termination Redemption” in the Units Preliminary Prospectus, by delivering notice during the five business day period immediately following October 29, 2026. If the Purchase Agreement is terminated prior to October 29, 2026, the Issuer may elect to redeem all, but not less than all, of the outstanding Purchase Contracts, for the applicable redemption amount, as described under “Description of the Purchase Contracts—Merger Termination Redemption” in the Units Preliminary Prospectus, by delivering notice on or prior to the 40th scheduled trading day immediately preceding October 29, 2026 or during the five business day period immediately following October 29, 2026.

“Redemption amount” per Purchase Contract means:

•

 if the merger termination redemption stock price is equal to or less than the Reference Price, an amount of cash equal to (x) $50.00 less (y) the applicable repurchase price for the Amortizing Notes; or

•

if the merger termination redemption stock price is greater than the Reference Price, a number of shares of common stock equal to the number of shares of common stock determined by reference to the table set forth above opposite the caption “Early Settlement Upon a Fundamental Change” (with references to “share price” deemed to refer to the “merger termination redemption stock price,” references to “fundamental change early settlement rate” deemed to refer to the “merger termination redemption rate,” and references to “effective date” deemed to refer to the date of the related merger termination redemption notice); provided that the Issuer may elect to pay cash in lieu of delivering any or all of the shares of common stock in an amount equal to the merger termination redemption rate multiplied by the merger termination redemption market value.

Initial Principal Amount of Amortizing Notes:	$7.8225 per Amortizing Note $62,580,000 in aggregate (or $71,967,000 in the aggregate if the underwriters exercise in full their over-allotment option to purchase additional Units).

Installment Payment Dates:	Each February 1, May 1, August 1 and November 1, commencing on May 1, 2026, with a final installment payment date of February 1, 2029.

Payments on the Amortizing Notes:	The Amortizing Notes will pay holders quarterly cash installments of $0.7188 per Amortizing Note (except for the May 1, 2026 installment payment, which will be $0.6868 per Amortizing Note), which cash payment in the aggregate will be equivalent to 5.750% per annum with respect to each $50 stated amount of Units. Each installment will constitute a payment of interest (at a rate of 5.93% per annum) and a partial repayment of principal on the Amortizing Note, allocated as set forth in the following amortization schedule:

Scheduled Installment Payment Date	Amount of Principal	Amount of Interest
May 1, 2026	$0.5760	$0.1108
August 1, 2026	$0.6114	$0.1074
November 1, 2026	$0.6204	$0.0984
February 1, 2027	$0.6296	$0.0892
May 1, 2027	$0.6390	$0.0798
August 1, 2027	$0.6484	$0.0704
November 1, 2027	$0.6581	$0.0607
February 1, 2028	$0.6678	$0.0510
May 1, 2028	$0.6777	$0.0411
August 1, 2028	$0.6878	$0.0310
November 1, 2028	$0.6980	$0.0208
February 1, 2029	$0.7083	$0.0105

Repurchase of Amortizing Notes at the Option of the Holder:	If Issuer elects to settle the Purchase Contracts early, or to cause a Merger Termination Redemption, holders of Amortizing Notes (whether as holders of Units or separate Amortizing Notes) will have the right to require Issuer to repurchase some or all of their Amortizing Notes for cash at a repurchase price per Amortizing Note to be repurchased equal to the principal amount of such Amortizing Note as of the repurchase date, plus accrued and unpaid interest, if any, on such principal amount from, and including, the immediately preceding Installment Payment Date to, but not including, the repurchase date, calculated at a rate of 5.93% per annum.

Units Public Offering Price:	$50.00 per Unit $400,000,000 in the aggregate (or $460,000,000 in the aggregate if the underwriters exercise their over-allotment option to purchase additional Units in full).

Underwriting Discount:	$1.50 per Unit $12,000,000 in the aggregate (or $13,800,000 in the aggregate if the underwriters exercise in full their over-allotment option to purchase additional Units).

Joint Book-Running Managers:

Jefferies LLC

RBC Capital Markets, LLC

Citizens Bank, N.A.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

Truist Securities, Inc.

William Blair & Company, L.L.C.

B. Riley Securities, Inc.

Deutsche Bank Securities Inc.

Stifel, Nicolaus & Company, Incorporated

Nomura Securities International, Inc.

WR Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc. The Benchmark Company, LLC

Listing:	Issuer has applied to list the Units on Nasdaq under the symbol “VSECU.” However, Issuer can give no assurance that the Units will be so listed. If the Units are approved for listing, Issuer expects trading on the Nasdaq to begin within 30 calendar days after the Units are first issued.

CUSIP for the Units:	918284 209

ISIN for the Units:	US9182842099

CUSIP for the Purchase Contracts:	918284 308

ISIN for the Purchase Contracts:	US9182843089

CUSIP for the Amortizing Notes:	918284 AA8

ISIN for the Amortizing Notes:	US918284AA81

Issuer has filed a registration statement (including the Preliminary Prospectuses) with the Securities and Exchange Commission (the “SEC”) for the Common Stock Offering and the Units Offering. Before you invest, you should read the applicable Preliminary Prospectus for more complete information about Issuer, the Common Stock Offering and the Units Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable Preliminary Prospectus if you request it by contacting (i) Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, New York 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; or (ii) RBC Capital Markets, LLC, Attn: Equity Capital Markets, 200 Vesey Street, 8th floor, New York, New York 10281, by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com.

The information in this communication supersedes the information in the applicable Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to, and should be read in conjunction with, the applicable Preliminary Prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.